Mail Stop 3561

September 19, 2008

Mr. Nicholas Lopardo, Interim Chief Executive Officer
Myriad Entertainment & Resorts, Inc.
986 Harris Street
Tunica, Mississippi 38676

> **Re:** **Myriad Entertainment and Resorts, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-24640**

Dear Mr. Lopardo:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief